Exhibit 12
Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

For the Years Ended December 31,	2008	2007	2006	2005	2004

Income from continuing operations	$13,607,259	$13,217,787	$10,747,965	$10,698,811	$9,686,449
Add:
Income taxes	8,817,162	8,597,461	6,999,072	6,472,220	5,771,333
Portion of rents representative of interest factor	293,207	245,399	226,583	278,846	309,446
Interest on indebtedness	6,110,331	6,539,004	5,721,912	5,076,666	5,145,243
Amortization of debt discount and expense	47,221	50,635	52,081	55,792	61,421

Earnings as adjusted	$28,875,180	$28,650,286	$23,747,613	$22,582,335	$20,973,892

Fixed Charges
Portion of rents representative of interest factor	$293,207	$245,399	$226,583	$278,846	$309,446
Interest on indebtedness	6,110,331	6,539,004	5,721,912	5,076,666	5,145,243
Amortization of debt discount and expense	47,221	50,635	52,081	55,792	61,421

Fixed Charges	$6,450,759	$6,835,038	$6,000,576	$5,411,304	$5,516,110

Ratio of Earnings to Fixed Charges	4.48	4.19	3.96	4.17	3.80